Filed pursuant to Rule 424(b)(5)
Registration No. 333-252777

Prospectus Supplement

(To Prospectus dated March 16, 2021)

SeaChange International, Inc.

10,323,484 Shares of Common Stock

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus supplement, dated March 30, 2021, of SeaChange International, Inc. (the “March 30 Prospectus Supplement”) and the prospectus, dated March 16, 2021, of SeaChange International, Inc. (the “Original Prospectus”). This Supplement is not complete without, and may not be delivered or used except in connection with, the March 30 Prospectus Supplement and the Original Prospectus.

The information in this Supplement modifies and supersedes, in part, the information in the March 30 Prospectus Supplement. Any information that is modified or superseded in the March 30 Prospectus Supplement shall not be deemed to constitute a part of the March 30 Prospectus Supplement, except as modified or superseded by this Supplement.

See “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 30, 2021, for risk factors and information you should consider before you purchase shares.

The information below supersedes the information in the “Dilution” section of the March 30 Prospectus Supplement.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the offering price per share and the adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value as of October 31, 2020 was approximately $23.3 million, or $0.62 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

After giving effect to the sale of the common stock in this offering at the offering price set forth on the cover page of this prospectus supplement and after deducting estimated underwriting discounts and expenses payable by us, our as adjusted net tangible book value as of October 31, 2020 would have been approximately $41.0 million or $0.86 per share of common stock. This represents an immediate increase in net tangible book value of $0.23 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.99 per share to investors participating in this offering. The following table illustrates this dilution per share to investors participating in this offering:

Public offering price per share	$1.85
Net tangible book value per share as of October 31, 2020	$0.62

Increase per share attributable to this offering	$0.23
As adjusted net tangible book value per share as of October 31, 2020 after this offering	$0.86
Dilution per share to new investors participating in this offering	$0.99

If the underwriter exercises its option to purchase additional shares of common stock in full in this offering, the as adjusted net tangible book value per share as of October 31, 2020 after the offering would be $0.88 per share, the increase in net tangible book value per share to existing shareholders would be $0.26 and the dilution in net tangible book value per share to investors participating in this offering would be $0.97 per share.

The information above is as of October 31, 2020 and excludes, as of that date:

•	Approximately 2,521,494 shares of our common stock issuable upon exercise of outstanding stock options under our equity incentive plans having a weighted average exercise price of $2.08 per share; and

•	Approximately 1,414,896 shares of our common stock issuable upon exercise of outstanding restricted stock units, deferred stock units and performance stock units under our equity incentive plan.

The date of this prospectus supplement is March 31, 2021.